SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                              INFOCAST CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of class of securities)

                                   45664S 10 0
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                                 (CUSIP number)

                            JEFFREY S. SPINDLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 10, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45664S 10 0                  13D          Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     TREETOP CAPITAL INC.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

               British Virgin Islands
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 NUMBER OF           7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,955,000
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                     8    SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                8,955,000
               -----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,955,000
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.44%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 45664S 10 0                  13D          Page 3 of 7 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.
                  -------------------

                  This statement relates to shares (the "Shares") of the common stock, $.001 par value per share ("Common Stock"), of InfoCast Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1 Richmond Street West, Suite 902, Toronto, Canada M5H 3W4.

Item 2.           Identity and Background.
                  -----------------------

                  (a) This Statement is filed by Treetop Capital, Inc., a British Virgin Islands corporation ("Reporting Person").

                  (b) The principal business address of the Reporting Person is c/o Griffis International, 1 Richmond Street West, Suite 901, Toronto, Canada M5H 3W4.

                  (c) The principal business of the Reporting Person is investing in the securities of private and public companies.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  The  Reporting   Person  is  a  British   Virgin  Islands
corporation.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 8,955,000 Shares of Common Stock owned by the Reporting Person is $8,955,000. The Reporting Person acquired the Shares with corporate funds.

Item 4.           Purpose of Transaction.

                  On January 21, 1999, the Reporting Person purchased 9,000,000 shares of Common Stock pursuant to a Stock Purchase Agreement (the "Purchase Agreement") dated as of January 21, 1999.



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CUSIP No. 45664S 10 0                  13D          Page 4 of 7 Pages
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                  The  Reporting  Person  purchased  the Shares of Common  Stock based upon the Reporting Person's belief that the Shares are selling at a discount from their intrinsic value, based upon, among other things, the Issuer's business and the growth of its field.

                  On May 10, 2000, the Reporting Person distributed 45,000 shares to certain of its shareholders in exchange for their shares held in the Reporting Person.

                  The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by the Reporting Person is based upon 24,571,336 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

                  As of the close of business on August 24, 2000, the Reporting Person owns 8,955,000 Shares of Common Stock, constituting approximately 36.44% of the Shares outstanding. All of such Shares were acquired pursuant to the Purchase Agreement.

                  (b) The Reporting Person has the sole power to vote and dispose of the 8,955,000 Shares.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.



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CUSIP No. 45664S 10 0                  13D          Page 5 of 7 Pages
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Item 6.           Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Person and any other Person with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  None




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CUSIP No. 45664S 10 0                  13D          Page 6 of 7 Pages
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                                   SIGNATURES

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:         September 14, 2000               TREETOP CAPITAL, INC.


                                                By: /s/ Ernesto Crespo
                                                    ---------------------------
                                                    Name:  Ernesto Crespo
                                                    Title: Director



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CUSIP No. 45664S 10 0                  13D          Page 7 of 7 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days

                                      None